
Bionomics Limited

8 July. 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


SEC MAIL PROCESSING
RECEIVED
JUL 20 2005
WASH. D.C. 198 SECTION


05009873

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per Jill Mashado
Company Secretary

PROCESSED
JUL 25 2005
THOMSON FINANCIAL

7/21

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Bionomics Limited

ACN 075 582 740

1. Details of substantial holder (1)

Boom Australia Pty Limited and Duncan Mount
ACN 075 992 344

There was a change in the interests of the substantial holder on	01/07/2005
The previous notice was given to the company on	21/04/2004
The previous notice was dated	21/04/2004

2. Previous and present voting power

The total number of votes attached to all voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	5,447,699	8.61%	7,897,699	*5.13%

* *Note: Decrease in voting power due to an increase in shares on issue by Bionomics Limited from 65.8 million to 153.8 million.*

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
08/11/04	Boom Australia Pty Limited	Acquisition on ASX	$43,500.00	150,000 ordinary shares	150,000
09/12/04	Boom Australia Pty Limited	Acquisition on ASX	$12,623.52	48,552 ordinary shares	48,552
10/12/04	Boom Australia Pty Limited	Acquisition on ASX	$13,633.72	51,448 ordinary shares	51,448
14/12/04	Boom Australia Pty Limited	Acquisition on ASX	$25,103.26	96,551 ordinary shares	96,551
11/01/05	Boom Australia Pty Limited	Acquisition on ASX	$862.25	3,449 ordinary shares	3,449
28/06/05	Boom Australia Pty Limited	Participation in placement	$283,500.00	2,100,000 ordinary shares	2,100,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Boom Australia Pty Limited	Boom Australia Pty Limited	Boom Australia Pty Limited	Power to vote and dispose	4,474,841 Ordinary Shares	4,474,841
Boom Australia Pty Limited <The Mount Family A/C>	Boom Australia Pty Limited <The Mount Family A/C>	Boom Australia Pty Limited <The Mount Family A/C>	Power to vote and dispose	228,572 Ordinary Shares	228,572
Duncan Mount	Duncan Mount	Duncan Mount	Power to vote and dispose	3,194,286 Ordinary Shares	3,194,286

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Boom Australia Pty Limited	8/54 Lane Cove Road, Ingleside NSW 2101
Boom Australia Pty Limited <The Mount Family A/C>	8/54 Lane Cove Road, Ingleside NSW 2101
Duncan Mount	8/54 Lane Cove Road, Ingleside NSW 2101

Signature

Print name Duncan Mount **Capacity** Director



Sign here **Date** 7 / 7 / 2005


Bionomics
Limited

27 Jung 2005


SEC MAIL PROCESSING
RECEIVED
JUL 2 0 2005
WASH, D.C.
183
SECTION

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Jill Mashado
Company Secretary

Bionomics Limited

EGM

27 June 2005

31 Dalgleish Street
Thebarton
South Australia 5031
Australia

www.bionomics.com.au



Safe Harbour Statement

Factors Affecting Future Performance

This presentation contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this presentation that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' epilepsy diagnostic products, drug discovery programs, the Neurofit business, fee for service business and Bionomics' pending patent applications are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this presentation.



Maximizing Shareholder Value


$ M
$600
$500
$400
$300
$200
$100
$0
Our aspiration is to build
a $200 million company
within 3 years
Drug
Discovery
Gene Discovery &
Target Validation
Preclinical
Phase 1
Phase 2
Phase 3
NDA

What will the company look like to justify this valuation?

- 2 phase II programs
- 5 preclinical programs

Bionomics will be among the world leaders for drug discovery in our core areas of CNS and cancer

82-34682


What Iliad brings to Bionomics
Multicore®
Chemical diversity
Rapid lead optimization of multiple drug-like cores
Improved patent position
Low cost synthesis
World class chemistry
Respected chemist Dr. Bernie Flynn – inventor of Multicore®
Team of expert medicinal chemists
Kv1.3 inhibitor for multiple sclerosis
Small molecules
Easy syntheses
Potent (EC50 70nM)
Closely aligned with BNO core competency in ion channels
Combretastatin A4 analogs for vascular targeting
Analogs identified on three scaffolds with up to 40X greater potency than CA4
Closely aligned with BNO competency in angiogenesis


Merger Rationale
The formation of a fully integrated drug discovery and development company focused in CNS and Cancer
The integration of Bionomics' proprietary targets and biology expertise with Iliad chemistry capabilities:
Provides enhanced opportunities for major alliances
Accelerates Bionomics' drug discovery and development pipeline

Bionomics Advanced Pipeline 2005

		TARGETS	SCREENING	CHEMISTRY	PRECLINICAL
CNS	Kv1.3 Multiple Sclerosis				
	GABA Epilepsy				
	GABA Anxiety				
	Other CNS				
CANCER	Tubulin Polymerisation				
	BNO69 Breast Cancer Angiogenesis				
	Other Angiogenesis				



Bionomics' infrastructure 2005

	Target Discovery	Target Validation	Compound Screening	Lead Optimization	Preclinical Development
CNS	✓	✓	✓	✓	✓
Cancer	✓	✓	✓	✓	✓



An Integrated Biotech Company

Bionomics

Iliad

Neurofit

Bionomics

focused on CNS and Cancer drug discovery and development



Bionomics Limited

Dr Deborah Rathjen

CEO & Managing Director

31 Dalgleish Street
Thebarton
South Australia 5031
Australia

www.bionomics.com.au




Bionomics
Limited

27 June 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per Jill Mashado
Company Secretary


Bionomics
Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
27 June 2005

BIONOMICS' SHAREHOLDERS ENDORSE ILIAD ACQUISITION AND CAPITAL RAISING

At an extraordinary general meeting in Adelaide today, shareholders of Bionomics Limited (ASX:BNO, BNOOA, US OTC: BMICY) gave their formal support to the company's acquisition of Iliad Chemicals and a $6 million capital raising. Both motions attracted comprehensive support with over 99% voting in favour of the acquisition and over 96% in favour of the capital raising.

Bionomics announced last month that it had reached agreement to acquire the unlisted Melbourne drug discovery company Iliad Chemicals Pty Ltd for $9 million in Bionomics scrip (at A$0.22 per Bionomics share), with a potential further $3m payment in Bionomics scrip (also at A$0.22 per Bionomics share) if a current Iliad development product achieves agreed milestones. The company also announced that it had completed a $6 million placement, subject to today's shareholder approval, to fund development programs in cancer and central nervous system (CNS) disorders.

After the meeting, Bionomics' Chairman Dr Peter Jonson, said, "Earlier this year we announced our aspirations for significant growth. Our Board and management team are delighted that shareholders have so strongly endorsed our first steps down that path."

The acquisition of Iliad provides Bionomics with an additional and more advanced series of potential drug candidates in its focus areas of cancer and CNS. Adding Iliad's chemistry expertise and the preclinical development capabilities of Bionomics' other recent acquisition Neurofit, also means that Bionomics now has an integrated product development process which the company believes can rapidly generate further high quality drug candidates.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA; US OTC:BMICY) discovers and develops innovative therapeutics, working with partners to maximise wealth for shareholders. The Company leverages its gene discoveries in epilepsy with its proprietary ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety. Angene™, Bionomics' angiogenesis

target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. Bionomics utilises the unique attributes of the Angene™ platform for the discovery of drugs for the treatment of cancer. The Company is exploiting shorter-term revenue generating opportunities by out-licensing diagnostic applications of its intellectual property. Bionomics aims to generate exponential growth both organically and through acquisition.

For more information about Bionomics, visit www.bionomics.com.au

About Iliad Chemicals Pty Ltd

Iliad Chemicals is a drug discovery company which uses a novel synthetic chemistry to discover and optimise new drugs (the MultiCore® technology)

The MultiCore® technology is a new synthetic process which gives direct access to classes of drug-like compounds that have proven difficult to access using traditional methods. For example, a number of natural products, which are of interest in drug discovery, can now be synthesised efficiently using this breakthrough approach. MultiCore® enables Iliad to optimise such leads to give the best performance.

Iliad has two drugs in advanced preclinical development programs: a drug which targets cancer blood vessels and a drug for the treatment of multiple sclerosis.

For more information about Iliad visit: www.iliad.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Neurofit, Bionomics' drug discovery programs and diagnostic products are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.


Bionomics
Limited


RECEIVED
JUL 20 2005
WASH., D.C.
183
SECTION

27 June. 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary


Bionomics
Limited

ABN: 53 075 582 740

ASX RELEASE
27 June 2005

Notice of outcome in respect of resolutions put to Extraordinary General Meeting held at 10.00am 27 June 2005.

Bionomics Limited hereby gives notice to the Australian Stock Exchange Limited ("ASX") that shareholders of the Company passed all resolutions (i.e. Items 1 to 6 inclusive) considered before the meeting today.

With respect to Resolution 1, **shares issued as part of Iliad acquisition**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	21,389,099
(ii)	The proxy is to vote against the resolution	90,143
(iii)	The proxy is to abstain on the resolution	25,683
(iv)	The proxy may vote at the proxy's discretion	459,294

With respect to Resolution 2, **shares issued to Start-up Australia Ventures as part of Iliad transaction and private placement**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	19,549,492
(ii)	The proxy is to vote against the resolution	140,143
(iii)	The proxy is to abstain on the resolution	33,333
(iv)	The proxy may vote at the proxy's discretion	862,922

With respect to Resolution 3, **shares issued under private placement**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	6,989,208
(ii)	The proxy is to vote against the resolution	171,476
(iii)	The proxy is to abstain on the resolution	6,083
(iv)	The proxy may vote at the proxy's discretion	459,294

With respect to Resolution 4, **options issued under private placement**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	6,927,993
(ii)	The proxy is to vote against the resolution	208,091

(iii)	The proxy is to abstain on the resolution	5,683
(iv)	The proxy may vote at the proxy's discretion	459,294

With respect to Resolution 5, **securities issued to Dr George Morstyn under private placement**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	20,240,760
(ii)	The proxy is to vote against the resolution	215,505
(iii)	The proxy is to abstain on the resolution	45,229
(iv)	The proxy may vote at the proxy's discretion	459,294

With respect to Resolution 6, **proposed issue of share options to Chairman**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	19,763,921
(ii)	The proxy is to vote against the resolution	222,686
(iii)	The proxy is to abstain on the resolution	60,048
(iv)	The proxy may vote at the proxy's discretion	459,294

The Notice of Extraordinary General Meeting and accompanying documents were lodged with ASX on 27 May 2005.

This notice is given in accordance with ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001.

JILL MASHADO
COMPANY SECRETARY
BIONOMICS LIMITED